PLATINUM ENERGY RESOURCES, INC.
25 PHILLIPS PARKWAY
MONTVALE, NEW JERSEY 07645

October 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: John Reynolds, Assistant Director
MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Definitive Proxy Statement on Schedule 14A Filed October 17, 2007 File No. 0-51553

Dear Mr. Reynolds:

In connection with the above-referenced filing, Platinum Energy Resources, Inc. (the “Company”) acknowledges the following:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PLATINUM ENERGY RESOURCES, INC.

By: /s/ Barry Kostiner
Name: Barry Kostiner
Title: Chief Executive Officer